Cool Company Ltd – Notice of Annual General Meeting 2024 and Availability of Associated Materials September 24, 2024 London, UK COOL COMPANY Ltd. (the “Company”) (NYSE: CLCO / CLCO.OL) has scheduled its 2024 Annual General Meeting for November 21, 2024. A copy of the Notice of Annual General Meeting and associated information including the 2024 Annual Report on Form 20-F can be found attached and on the Company’s website at www.coolcoltd.com. This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act. For more information, questions should be directed to: c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com Richard Tyrrell - Chief Executive Officer John Boots - Chief Financial Officer Attachments • CoolCo – AGM Notice 2024 • CoolCo – 20F 2023